Exhibit 99.1

DRAGANFLY INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JUNE 21, 2023

You are receiving this notification because Draganfly Inc. (the “Company”) has opted to use the “notice and access” model for the delivery of its management information circular (the “Information Circular”) to the holders (the “Shareholders”) of common shares in the capital of the Company in respect of its annual general and special meeting of Shareholders to be held on Wednesday, June 21, 2023 (the “Meeting”).

Under “notice and access” instead of receiving paper copies of the Information Circular, Shareholders are receiving this notice with information on how to access the Information Circular electronically. Shareholders will also be receiving a proxy or voting instruction form, as applicable, together with this notification to use to vote at the Meeting.

The use of this alternative means of delivery is more environmentally friendly and more economical. It reduces the Company’s paper use and it also reduces the Company’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	Wednesday, June 21, 2023	WHERE:	Suite 2800, Park Place 666 Burrard St.
	10:00 a.m. PDT		Vancouver, British Columbia, Canada V6C 2Z7

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

●	FINANCIAL STATEMENTS: To receive the financial statements of the Company for the fiscal year ended December 31, 2022 together with the report of the auditor thereon. See section entitled “Receipt of Financial Statements” in the Information Circular.

●	APPOINTMENT AND REMUNERATION OF AUDITORS: To appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

●	FIX THE NUMBER OF DIRECTORS: To fix the number of directors of the Company at seven. See the section entitled “Election of Directors” in the Information Circular.

●	ELECTION OF DIRECTORS: To elect the directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Information Circular.

●	APPROVAL OF SHARE COMPENSATION PLAN: To consider and, if thought advisable pass an ordinary resolution as set forth in the accompanying Information Circular approving the Share Compensation Plan and all unallocated options, rights and other entitlements thereunder. See the section entitled “Approval of Share Compensation Plan” in the Information Circular.

●	OTHER BUSINESS: To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

DRAGANFLY INC.

WEBSITES WHERE THE INFORMATION CIRCULAR IS POSTED:

The Information Circular can be viewed online under the Company’s profile at www.sedar.com or on the Company’s website at https://investor.draganfly.com/annual-general-meeting/.

The Financial Statement Request Card is included with the proxy and voting instruction form.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular and other meeting materials, including the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the report of the auditors thereon and related Management’s Discussion and Analysis, by first class mail, courier or the equivalent at no cost to the shareholder. Requests by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

For Shareholders who wish to receive paper copies of the Information Circular in advance of the voting deadline, requests must be received no later than June 14, 2023 (insert a date that is 5 business days before meeting date). The Information Circular will be sent to such Shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within ten days of their request. Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888.

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the enclosed voting instruction form or proxy.

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy, which is by 10:00 a.m. PDT on Monday, June 19, 2023:

ONLINE:	Go to www.eproxy.ca and follow the instructions.
EMAIL:	Send to proxy@endeavortrust.com
FACSIMILE:	Fax to Endeavor Trust Corporation. at 604-559-8908.
MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to:
Endeavor Trust Corporation
Suite 702, 777 Hornby Street,
Vancouver, BC V6Z 1S4

Beneficial Holders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to proxyvote.com and follow the instructions.
MAIL:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice and access can call toll free at 1-888-787-0888.